SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

ION Geophysical Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

462044207
(CUSIP Number)

Gates Capital Management, Inc.

1177 Avenue of the Americas, 46th Floor

New York, New York 10036

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462044207	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 462044207	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 462044207	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON GATES CAPITAL MANAGEMENT, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 462044207	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON JEFFREY L. GATES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 462044207	SCHEDULE 13D/A	Page 6 of 10 Pages

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed on April 30, 2021 (the “Original 13D”), as amended by Amendment No. 1 filed on September 20, 2021 (“Amendment No. 1”) and Amendment No. 2 filed on September 23, 2021 (“Amendment No. 2” and, together with the Original 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share, (the “Common Stock”), of ION Geophysical Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2105 City West Blvd., Suite 100, Houston, Texas 77042-2855.

Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 1 and 4-7 as set forth below.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This statement relates to the shares of common stock, $0.01 par value (the “Common Stock”), of ION Geophysical Corporation, a Delaware corporation (the “Issuer”). The Issuer's principal executive offices are located at 4203 Yoakum Blvd., Suite 100, Houston, Texas 77006.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 14, 2022, the Gates Capital Funds and other holders, collectively representing more than 79% of the Issuer's 8.00% Senior Secured Second Priority Notes due in 2025 (the “2025 Notes”) entered into a Forbearance Agreement (the “2025 Notes Forbearance Agreement”) to forbear until February 15, 2022 from enforcing, or taking any action to direct the 2025 Notes indenture trustee to enforce, their rights and remedies arising as a result of the missed interest payment. The foregoing description of the 2025 Notes Forbearance Agreement is qualified in its entirety by the full text of the 2025 Notes Forbearance Agreement, which is included as Exhibit 2 hereto and is incorporated herein by reference.

On February 14, 2022, the Gates Capital Funds and other holders, collectively representing more than 79% of the 2025 Notes entered into Amendment No. 1 to the 2025 Notes Forbearance Agreement (the “2025 Notes Forbearance Agreement Amendment No. 1”) to forbear until March 8, 2022 from enforcing, or taking any action to direct the 2025 Notes indenture trustee to enforce, their rights and remedies arising as a result of the missed interest payment. The foregoing description of the 2025 Notes Forbearance Agreement Amendment No. 1 is qualified in its entirety by the full text of the 2025 Notes Forbearance Agreement Amendment No. 1, which is included as Exhibit 3 hereto and is incorporated herein by reference.

On March 7, 2022, PNC sold and assigned to the Gates Capital Funds and other certain holders of the 2025 Notes (the “Purchasing Lenders”) all of PNC’s advances, rights, duties, obligations and commitments under the Forbearance and Fifth Amendment to the Revolving Credit and Security Agreement dated August 22, 2014 (as amended, the “Credit Agreement”), pursuant to the terms and conditions of that certain Master Commitment Transfer Supplement, dated as of March 7, 2022 (the “Master Commitment Transfer Supplement”), among PNC and the Purchasing Lenders. In connection therewith, the Gates Capital Funds acquired an aggregate principal amount of $11,763,960 of revolving loans under the Credit Agreement. In connection with such transfer, the Issuer and certain of its affiliates, PNC and Ankura Trust Company, LLC (“Ankura”) entered into an Agency Transfer Agreement dated as of March 8, 2022 (the “Agency Transfer Agreement”), pursuant to which Ankura replaced PNC as agent under the Credit Agreement. Also on that date, the Gates Capital Funds and other Purchasing Lenders entered into a First Amendment to the Second Forbearance and Seventh Amendment (the “First Amended Forbearance Agreement”) to the Credit Agreement with the Issuer. Under the terms of the First Amended Forbearance Agreement, the Gates Capital Funds and other Purchasing Lenders agreed to waive, through and including April 4, 2022, a cross default that would have occurred under the Credit Agreement by virtue of the Issuer's missing, and still not having paid, the interest payment on the 2025 Notes that was due on December 15, 2021. Also on that date, the Gates Capital Funds and other holders, collectively representing more than 79% of the 2025 Notes entered into Amendment No. 2 to the Forbearance Agreement (the “2025 Notes Forbearance Agreement Amendment No. 2”) to forbear (subject to certain early termination events) until April 4, 2022 from enforcing, or taking action to direct the 2025 Notes indenture trustee to enforce, their rights and remedies arising as a result of the Issuer's failure to make the December 15, 2021 interest payment due on the 2025 Notes. The foregoing descriptions of the Master Commitment Transfer Supplement, the Agency Transfer Agreement, the First Amended Forbearance Agreement and the 2025 Notes Forbearance Agreement Amendment No. 2 are qualified in their entireties by the full text of the Master Commitment Transfer Supplement, the Agency Transfer Agreement, the First Amended Forbearance Agreement and the 2025 Notes Forbearance Agreement Amendment No. 2, respectively, which are included as Exhibit 4, Exhibit 5, Exhibit 6 and Exhibit 7, respectively, hereto and are incorporated herein by reference.

CUSIP No. 462044207	SCHEDULE 13D/A	Page 7 of 10 Pages

On April 4, 2022, the Gates Capital Funds and other lenders entered into a Second Amendment to the Second Forbearance (the “Second Amended Forbearance Agreement”) with the Issuer related to the Credit Agreement with the lenders and agent thereunder. Under the terms of the Second Amended Forbearance Agreement, the Gates Capital Funds and other lenders agreed to waive, through and including April 10, 2022, a cross default that would have occurred under the Credit Agreement by virtue of the Issuer's missing, and still not having paid, the interest payment on the 2025 Notes that was due on December 15, 2021. Also on that date, the Gates Capital Funds and other holders, collectively representing more than 79% of the 2025 Notes entered into Amendment No. 3 to the Forbearance Agreement (the “2025 Notes Forbearance Agreement Amendment No. 3”) to forbear (subject to certain early termination events) until April 10, 2022 from enforcing, or taking any action to direct the 2025 Notes indenture trustee to enforce, their rights and remedies arising as a result of the Issuer’s failure to make the December 15, 2021 interest payment due on the 2025 Notes. The foregoing descriptions of the Second Amended Forbearance Agreement and the 2025 Notes Forbearance Agreement Amendment No. 3 are qualified in their entireties by the full text of the Second Amended Forbearance Agreement and the 2025 Notes Forbearance Agreement Amendment No. 3, respectively, which are included as Exhibit 8 and Exhibit 9, respectively, hereto and are incorporated herein by reference.

On April 12, 2022, the Issuer, GX Technology Corporation, ION Exploration Products (U.S.A.), and I/O Marine Systems, Inc. entered into a Restructuring Support Agreement (the “Restructuring Support Agreement”) with (i) certain lenders, including the Gates Capital Funds (the “Supporting Lenders”) party to the Credit Agreement and (ii) certain holders, including the Gates Capital Funds (the “Supporting Holders”, together with the Supporting Lenders, the “Supporting Creditors”) of the Issuer's outstanding 2025 Notes. Upon entry into the Restructuring Support Agreement, the Supporting Lenders held, in the aggregate, approximately 100% of the aggregate outstanding principal amount of the loans under the Credit Agreement, and the Supporting Holders held, in the aggregate, approximately 80% of the aggregate outstanding principal amount of the 2025 Notes. The Restructuring Support Agreement contemplated a financial restructuring of the Issuer (the “Restructuring”) to be effected in accordance with the terms set forth in the chapter 11 plan of reorganization (as may be amended, supplemented, or otherwise modified from time to time, the “Plan”) and the commencement by Debtors of voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Restructuring is anticipated to be implemented in accordance with the Restructuring Support Agreement and the related Definitive Documents (as defined in the Restructuring Support Agreement), including the Plan and the Disclosure Statement, which, among other things, contemplate: (i) a debt-for-equity exchange paired with the potential sale of certain Issuer assets to one or more third parties or (ii) a sale of substantially all of the Issuer's assets; and the provision by certain of the Supporting Creditors of a $2,500,000, senior secured, super priority debtor in possession financing facility (the “DIP Facility”). The Gates Capital Funds have funded $1,131,150 of the DIP Facility. The foregoing description of the Restructuring Support Agreement is qualified in its entirety by the full text of the Restructuring Support Agreement, which is included as Exhibit 10 hereto and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Annex A hereto and is incorporated by reference herein.

(d) The Gates Capital Funds have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.

(e) May 4, 2022.

CUSIP No. 462044207	SCHEDULE 13D/A	Page 8 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Paragraph 2 to Item 6 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons’ response to Item 4 is hereby incorporated by reference into Item 6 of this Amendment No. 3.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
2	2025 Notes Forbearance Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on January 18, 2022).
3	2025 Notes Forbearance Agreement Amendment No. 1 (incorporated herein to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 15, 2022).
4	Master Commitment Transfer Supplement (incorporated herein to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 9, 2022 (the “March 9th 8-K”)).
5	Agency Transfer Agreement (incorporated herein to Exhibit 10.2 to the March 9th 8-K).
6	First Amended Forbearance Agreement (incorporated herein to Exhibit 10.3 to the March 9th 8-K).
7	2025 Notes Forbearance Agreement Amendment No. 2 (incorporated herein to Exhibit 10.4 to the March 9th 8-K).
8	Second Amended Forbearance Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on the April 5, 2022 (the “April 5th 8-K”)).
9	2025 Notes Forbearance Agreement Amendment No. 3 (incorporated herein by reference to Exhibit 10.2 to the April 5th 8-K).
10	Restructuring Support Agreement (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on the April 13, 2022).

CUSIP No. 462044207	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2022

Gates Capital Management, L.P.
By: Gates Capital Management GP, LLC, its general partner
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management GP, LLC
By: Gates Capital Management, Inc., its managing member

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

Gates Capital Management, Inc.

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates
President

By:	/s/ Jeffrey L. Gates
Jeffrey L. Gates

CUSIP No. 462044207	SCHEDULE 13D/A	Page 10 of 10 Pages

Annex A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Gates Capital Funds

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
05/03/2022	(654,262)	0.41	0.40 – 0.42
05/04/2022	(2,017,834)	0.38